SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No   ☒

Banco Santander, S.A.

Item

1	Press Release dated March 23, 2018

2	Resolutions adopted at the Ordinary General Shareholders’ Meeting held on 23 March 2018

Item 1

Ana Botín: “The Board’s intention is to increase the total dividend against 2018 results from 22 to 23 cents (+4.5%) and pay entirely in cash as of 2019”

◾	The dividend for 2019 will be paid twice a year instead of four times.

◾

“Spain is in the vanguard of Europe’s business activity, exports’ surge and recovery in consumption. In 2018, we expect Spain to grow 3% for a fourth consecutive year and unemployment to continue decreasing”, Ana Botín said.

Madrid, 23 March 2018 – PRESS RELEASE

Banco Santander’s Executive Chairman, Ana Botín, announced today that “the Board of Directors’ intention is to pay a total from 2018 profit of 23 cents per share”, which would mean an increase of 4.5% compared with that paid against 2017 results. This dividend will be paid in four payments as in prior years, three in cash, each amounting to 6.5 cents a share, and the fourth, of 3.5 cents, under the Santander Script Dividend scheme, which allows shareholders to choose between cash or shares.

Ana Botín also announced that “the intention of the Board of Directors is to propose that, starting in 2019, dividends be paid entirely in cash and bi-annually”, one interim payment in November and a final dividend in May of the following year. This scheme is more efficient as a reduction to two payments reduces operating expenses. The Chairman of Banco Santander said: “This new payment structure will not imply a reduction in total shareholder remuneration compared with the previous payment structure”.

During her speech at the Annual General Meeting of shareholders at which the 2017 accounts were approved, Ana Botín reviewed the year. Regarding the acquisition of Banco Popular, she said: “The acquisition led to a return to normal operations following a significant outflow of deposits, without affecting the stability of the financial system and without public aid. Nine months later, I can confirm that the transaction will be good for all our shareholders, our customers, the Spanish and European banking sectors and for society in general. We have regained leadership in Spain in all segments and have become the largest private bank in Portugal”. And explained: “We continue to work on the integration, which is progressing as expected. I would like to congratulate our teams for their excellent work and reinforce that our goal is not to lose a single customer”.

Botín pointed out that the Popular acquisition took place “at a very positive point in Spain’s economic cycle. She said: “Today, Spain is in the vanguard of Europe’s business activity, exports surge and recovery in consumption. In 2018, we expect Spain to grow 3% for a fourth consecutive year and unemployment to continue decreasing.” Botín added: “Now, Spain’s priority should be to also lead in inclusive growth to ensure that Spaniards who have sacrificed the most during the crisis also benefit from recovery”. She mentioned as an example of how Santander is supporting this goal “the 10% productivity-based salary increase we have implemented for 3,400 people who were in the lower end of the Group’s compensation scale in Spain”.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2 28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

Regarding the world economy, she also expressed optimism. “Growth is expected to be close to 4% in 2018, a six-year high. In fact, for the second year in a row our ten countries are all growing.” In this sense, she predicted that the normalisation of monetary policy will shape market performance. “I am sure the strength of our institutions will ensure that the transition is gradual and predictable”, she said.

Future challenges

Botín began her speech by reviewing the profound transformation that is taking place and highlighted that “to be successful in this new environment we must focus on one essential factor: loyalty. People now have more information and more choice than ever before. We become much more demanding every day and meeting expectations is not enough, we have to exceed them. Our customers now number 133 million customers and we can do much more to help them and their communities prosper”.

Santander’s Executive Chairman laid out four important challenges the sector faces: ethics and conduct, digital transformation, inclusive growth and sustainable growth.

Regarding the first challenge, ethics and conduct, Botin highlighted that “banks must still do more to regain and keep people’s trust. Gaining this trust means we must do things in a responsible way”.

“The words simple, personal and fair sum up how we will help millions of people turn their dreams into reality. These three words are the foundations of a responsible bank”, Botín said. To enhance this commitment, she announced the creation of a new board committee, the Committee for Responsible and Sustainable Banking and Culture, whose purpose will be to “ensure that we manage our business in a responsible way; and oversee how we are helping people and businesses prosper. A responsible bank has a strong team with the right values and behaviors and an unrelenting commitment to its purpose”, she explained.

Referring to the second challenge, digital transformation, Botín said that “the world needs banks that are secure, but able to innovate and be competitive. The regulatory framework should guarantee that the same rules apply to everyone that carries out the same types of activities. Current regulations are more demanding of banks than they are of the big global platforms. This cannot continue and must change”.

“We will continue to invest in digital platforms not just to be the best retail and commercial bank, but to be the best and most responsible open digital platform for financial services. This means offering our products and services but also those of others, and being open to collaborate, safeguarding our role as the main point of contact with the customer”, Botín said.

Banco Santander’s Chairman highlighted Brazil and Spain as two examples of progress in digital transformation. “Brazil now has 8.6 million digital customers. At a Group level, one in every three sales is done through a digital channel. In Spain, transactions by mobile grew by 330% in 2017 and in the United Kingdom by 58%”. She added: “At the same time, we are developing new global platforms, with light, agile structures that allow us to move quickly”. Among these, she mentioned Superdigital, an online platform that doesn’t require a bank account; Openbank, a 100% digital bank which offers the full range of products, and One Pay, which offers cheap, transparent international payments based on blockchain.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2 28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

As for the third challenge, inclusive growth, Santander’s Chairman stated that “the Bank grows with our customers and the communities where we work. Inclusive growth builds stronger economies and more stable societies, which is good for everyone”.

Ana Botín pointed out that between 2016 and 2018, Santander will have helped five million people in its communities and affirmed that “investing in education is the best way we can contribute to achieving this inclusive growth”. She also mentioned the agreements the Bank has with 1,300 universities in 21 countries. These agreements help young people access excellent education and provides them with the skills they need to get a job or create their own company.

Commenting on the fourth challenge mentioned, sustainable growth, Ana Botín said that “we all have a role to play in tackling climate change and the challenges posed by a growing population”. She reiterated Banco Santander’s commitment to “work with all our stakeholders in the transition to a low- carbon economy and encourage sustainable consumption and growth”.

The Chairman mentioned the Group’s main strengths: critical mass, diversification and innovation. “We have 133 million customers and a presence in ten markets with a population of one billion; we are in countries in Europe and the Americas, a combination that ensures predictable and profitable growth, and thanks to our ability to innovate, our scale and culture of collaboration, we are efficient. These advantages set us apart and are the foundation for profitable and predictable growth in the years to come. Our potential to grow organically is high”.

Ana Botín summarised Santander’s performance as “one of the most profitable and efficient banks in the world, with an underlying RoTE of about 12% and a cost-to-income ratio of 47%. This allows us to accumulate more capital while we fund business growth and increase cash dividend. In 2017 we will have distributed almost 3 billion euros in cash to our shareholders”.

The Chairman said: “what makes us strong is knowing that our success lies in winning the loyalty of everyone”. At the same time, she pointed out that the branches are evolving with the aim that “customers want to visit the bank”.

José Antonio Álvarez: “We can be optimistic for 2018”

Banco Santander’s CEO, José Antonio Álvarez, told shareholders that “in 2017, the market recognised and positively assessed our strategy and its reflection in the accounts: the Santander share price rose 12.3% and total shareholder return was 16,6%”. Álvarez said that thanks to the expansion of the global economy, contained inflation and the outlook for interest rates, as well as diminishing regulatory uncertainty, “we believe we can be optimistic for 2018”. He mentioned exiting monetary policies by central banks and the entry of new companies from the digital world to the banking industry as “points of instability we will be paying attention to”, and referred also to the evolution of Brexit and elections in several Latin American countries as other relevant events for the year. However, he said: “all things considered, we believe the balance between risks and opportunities is more positive than in previous years and we are in a good position to achieve all the financial objectives we announced at the Group Strategy Update for 2018”.

During his speech, Santander’s CEO said: “Over the coming years, we will keep on investing in digitalisation in order to continue building a bank aligned with the challenges of the future”. He also highlighted the importance of enhancing the Group’s risk culture. “We have strengthened processes in cyber security, anti-money laundering and operational and reputational risk”.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2 28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

Álvarez reviewed performance across the Group’s markets and said: “We see a consistent and widespread improvement across countries, not only in profit but also in our main management metrics: customers, cost of credit, efficiency and profitability”.

Shareholder approvals

Aside from results and the dividend against 2017 results, the general shareholders’ meeting ratified the appointment of two new directors, Ramiro Mato and Alvaro de Sousa. Botín reiterated that the Group’s Board of Directors “has the right balance, with nine independent directors of a total of 15, and is diverse in terms of age, gender (33% women), nationality and professional experience”.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2 28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

Item 2

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

MR. JAIME PÉREZ RENOVALES, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That, in accordance with the minutes of the meeting of the Ordinary General Shareholders’ Meeting of this entity, validly held on 23 March 2018, the following resolutions were passed:

“Item ONE.-

One A.-        To approve the annual financial statements (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) and the management reports of Banco Santander, S.A. and of its consolidated Group, all with respect to the Financial Year ended 31 December 2017.

One B.-        To approve the corporate management for Financial Year 2017.

Item TWO.-

To approve the application of results in the amount of 3,006,310,001.44 euros obtained by the Bank in Financial Year 2017, to be distributed as follows:

Euro	2,997,500,592.87

for the payment of dividends already paid out prior to the date of the Ordinary General Meeting (1,930,603,621.67 euros), for the acquisition of bonus share rights (derechos de asignación gratuita), with a waiver of the exercise thereof, from those shareholders who opted to receive in cash the remuneration equal to the second interim dividend (98,727,756.28 euros) under the Santander Dividendo Elección scrip dividend scheme and for the payment of the final cash dividend in the total amount of 968,169,214.92 euros which will take place after next 2 May.

Euro	8,809,408.57	to increase the Voluntary Reserve.

Euro	3,006,310,001.44	in total.

Item THREE.-

Three A.-	To set the number of directors at 15, which is within the maximum and the minimum established by the Bylaws.

Three B.-

To appoint Mr Álvaro Antonio Cardoso de Souza as director, with the classification of independent director. The effectiveness of this appointment is subject to obtaining the regulatory approvals provided for in Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, in Council Regulation (EU) 1024/2013 of 15 October 2013 and in Regulation (EU) No 468/2014 of the European Central Bank regarding suitability.

Three C.-

To ratify the appointment of Mr Ramiro Mato García-Ansorena as a director, which appointment was approved by the board at its meeting of 28 November 2017. Mr Ramiro Mato García-Ansorena will be classified as an independent director.

With reference to the annual renewal of one-third of the board positions as provided by article 55 of the Bylaws, to re-elect the following persons for a new three-year period:

Three D.-	To re-elect Mr Carlos Fernández González as a director, with the classification of independent director.

Three E.-	To re-elect Mr Ignacio Benjumea Cabeza de Vaca as a director, with the classification of external director.

Three F.-	To re-elect Mr Guillermo de la Dehesa Romero as a director, with the classification of external director.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Three G.-	To re-elect Ms Sol Daurella Comadrán as a director, with the classification of independent director.

Three H.-	To re-elect Ms Homaira Akbari as a director, with the classification of independent director.

Item FOUR.-

I) To deprive of effect, to the extent not used, the authorisation granted by Resolution Five II) of the shareholders acting at the ordinary general shareholders’ meeting of 28 March 2014 for the derivative acquisition of treasury shares by the Bank and by the subsidiaries making up the Group.

II) To expressly authorise the Bank and the subsidiaries making up the Group to acquire shares representing the share capital of the Bank for any valuable consideration allowed by law, within such limits and subject to such requirements as are legally applicable, until reaching a maximum number of shares (added to those already held) equal to ten per cent of the share capital existing at any time or to such higher maximum percentage as may be established by law during the effectiveness of this authorisation, such shares being totally paid up, at a minimum price per share equal to the nominal value thereof and a maximum price of up to 3 per cent in excess of the last listing price for trading operations in which the Bank does not act for its own account on the Continuous Market of the Spanish Stock Exchanges (including the block market) prior to the relevant acquisition. This authorisation may only be used within a term of five years as from the date the meeting is held. The authorisation includes the acquisition of shares, if any, to be delivered directly to employees and directors of the Company or as a consequence of the exercise of option rights held by such employees or directors.

Item FIVE.-

Five A.- To to amend section 2 of article 40 of the Bylaws, without changing the other section of such article, such that section 2 of article 40 shall read as follows:

“2. Additionally, the board shall ensure that the company faithfully complies with applicable law, respects the uses and good practices of the industries or countries where it carries out its activities and observes the additional principles of sustainability and responsible business that it has voluntarily accepted.”

To amend section 1 of article 41 of the Bylaws, without changing the other section of such article, such that section 1 of article 41 shall read as follows:

“1.	The board of directors shall be composed of not less than twelve and not more than seventeen members, appointed by the shareholders acting at a general shareholders’ meeting.”

Five B.-

(i)	To amend section 1 of article 48 of the Bylaws, without changing the other sections of such rule, such that the aforementioned section 1 of article 48 will read as follows:

“1.

The chairman of the board of directors shall have the status of executive chairman of the Bank and shall be considered as the highest executive in the Company, vested with such powers as are required to hold office in such capacity. Considering his particular status, the executive chairman shall have the following powers and duties, among others set forth in the law, in these bylaws or in the rules and regulations of the board:

a)	to ensure that the bylaws are fully complied with and that the resolutions adopted at the general shareholders’ meeting and by the board of directors are duly carried out.

b)	to be responsible for the overall inspection of the Bank and all services thereof.

c)	to hold discussions with the chief executive officer and the senior management in order to inform himself of the progress of the business.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(ii)	To amend article 50 of the Bylaws, which shall read as follows:

“1.

Without prejudice to such powers as may be delegated individually to the chairman, the chief executive officer or any other director and to the power of the board of directors to establish committees for each specific area of business, the board of directors may establish an executive committee, to which general decision-making powers shall be delegated. If such committee is established, its operation shall be governed by the provisions of article 51 below.

2.

The board may also establish committees with supervisory, reporting, advisory and proposal- making powers in connection with the matters within their scope of authority, and must in any event create the committees required by applicable law, including an appointments committee, a remuneration committee, a risk supervision, regulation and compliance committee and an audit committee, which for the purposes of sub-section 4(v) of article 52 will also have decision-making powers.

3.	To the extent not provided for in these bylaws, the operation of the committees of the board shall be governed by the provisions of the rules and regulations of the board.”

(iii)	To remove the current article 52 of the Bylaws, dedicated to the executive risk committee.

(iv)

To renumber the current articles 53 (audit committee), 54 (appointments committee), 54 bis (remuneration committee) and 54 ter (risk supervision, regulation and compliance committee) as new articles 52, 53, 54 and 54 bis, respectively, without any change in the provisions thereof.

(v)	To include a new article 54 ter in the Bylaws, dedicated to the responsible banking, sustainability and culture committee, whcih shall read as follows:

“Article 54 ter. Responsible banking, sustainability and culture committee

1.

The board of directors may create a responsible banking, sustainability and culture committee. If created, this committee shall assist the board of directors in complying with its duties of supervision with respect to the responsible business strategy and the sustainability issues of the Company and its Group.

2.	The responsible banking, sustainability and culture committee shall consist of a minimum of three and a maximum of nine directors.

3.	The rules and regulations of the board shall govern the composition, operation and powers of the responsible banking, sustainability and culture committee.”

Five C.- To amend section 1 of article 60 of the Bylaws, without changing the other section of such article, such that section 1 of article 60 shall read as follows:

“1. The board of directors shall prepare an annual corporate governance report which, with the content required by law, shall specifically focus on (i) the level of compliance with the corporate governance recommendations; (ii) the conduct of the general shareholders’ meeting and proceedings therein; (iii) related-party transactions and intragroup transactions; (iv) the ownership structure of the Company; (v) the management structure of the Company (including a description of the diversity policy applied); (vi) risk control systems, including financial risk (riesgo fiscal), and a description of the principal characteristics of the internal risk control and management systems relating to the process of issuing financial information; and (vii) any restriction on the transferability of securities or on voting rights.”

Pursuant to the provisions of section 4.2.c) of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, and section 10 of Royal Decree 84/2015 of 13 February implementing Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, the foregoing bylaw amendments are subject to receipt of the applicable government approval.

Item SIX.-

I)         To rescind Resolution Four of the resolutions adopted by the shareholders acting at the ordinary general shareholders’ meeting of 7 April 2017.

II)         To delegate to the board of directors, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, the broadest powers to do the following within one year from the date on which this meeting is held: set the date and terms and conditions, as to all matters not provided for by the shareholders themselves acting at the meeting, for a capital increase by issuing new shares that is approved at such general shareholders’ meeting in the amount of 500 million euros.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

In exercising these delegated powers, the board of directors shall (by way of example and not of limitation): determine if the new shares shall be issued with or without a premium and with or without voting rights; determine the deadline for exercising pre-emptive rights; freely offer the shares not subscribed for by such deadline; establish that, in the event the issue is not fully subscribed for, the capital will be increased only by the amount of the actual subscriptions; and amend the article of the Company’s Bylaws regarding share capital.

The capital increase referred to in this resolution shall become void if the board of directors does not exercise the powers delegated thereto within the period of one (1) year provided by the shareholders for carrying out the resolution.

The board of directors is also authorised to delegate (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

Item SEVEN.-

I)         To rescind, to the extent of the unused amount, the authorisation granted by the shareholders at the ordinary general shareholders’ meeting of 7 April 2017 by means of Resolution Five II).

II)        To re-authorise the board of directors, as broadly as may be necessary under the law, so that in accordance with the provisions of section 297.1.b) of the Spanish Capital Corporations Law, it may increase share capital on one or more occasions and at any time, within a period of three years from the date of this meeting, by the maximum amount of 4,034,038,395.50 euros, by means of the issuance of new shares – with or without a premium and with or without voting rights –, with the consideration for such new shares consisting of cash contributions, and with the power to set the terms and conditions of the capital increase and the characteristics of the shares, as well as to freely offer the unsubscribed new shares within the pre- emptive subscription period or periods, to establish that, in the case of an incomplete subscription, the capital shall be increased only by the amount of subscriptions made, and to amend the article of the Bylaws regarding share capital. The amount of capital increases, if any, made to accommodate the conversion of debentures under the provisions of Resolution Ten A II) from among those adopted by the shareholders at the ordinary general shareholders’ meeting of 27 March 2015 or any other resolution adopted in this connection by the shareholders at the general meeting shall be deemed to be included within the limit of the aforementioned maximum amount available at any time.

Furthermore, the board is authorised to totally or partially exclude pre-emptive rights upon the terms of section 506 of the Spanish Capital Corporations Law, provided, however, that this power will be limited to capital increases carried out under this delegation of powers up to the amount of 1,613,615,358 euros. This limit shall not apply in connection with issues that are perpetual or that have no conversion and/or repayment period and under which conversion is contingent and contemplated to meet regulatory requirements for the computability of the securities issued as equity instruments pursuant to the solvency regulations applicable at any time (“Contingently Convertible Issues” or “CoCos”), in which pre-emptive rights are excluded and which may be approved under the provisions of Resolution Ten A II) from among those adopted by the shareholders at the ordinary general meeting of 27 March 2015 (which is thus amended as provided herein) or pursuant to any other resolution on this issue that the shareholders may adopt at a general meeting, such that the aforementioned general limit of 4,034,038,395.50 euros shall apply to capital increases aimed at accommodating the conversion of such issues when they provide for the exclusion of pre-emptive rights.

The board of directors is also authorised to delegate (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Item EIGHT.-

Increase in share capital with a charge to reserves

1.-       Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under section 2 below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par value, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.-       New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NNS = TNShrs / Num. rights

where,

NNS = Number of New Shares to be issued;

TNShrs = Number of Banco Santander shares outstanding on the date the board of directors, or the executive committee by delegation therefrom, resolves to implement the capital increase; and

Num. rights = Number of bonus share rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = TNShrs / Num. provisional shares

where,

Num. provisional shares = Amount of the Alternative Option / ListPri

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which shall be determined by the board of directors, or by the executive committee by delegation therefrom, based on the number of outstanding shares (i.e. TNShrs) and the remuneration paid to the shareholders to that date with a charge to financial year 2018, and which shall not exceed 750 million euros.

“ListPri” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions ended prior to the resolution of the board of directors, or of the executive committee by delegation therefrom, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.-     Bonus share rights

Each outstanding share of the Bank will grant its holder one bonus share right.

The number of bonus share rights needed to receive one New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (TNShrs). Specifically, shareholders will be entitled to receive one New Share for as many bonus share rights held by them, determined in accordance with section 2 above (Num. rights).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The holders of debentures or instruments convertible into shares of Banco Santander existing at any time shall have no bonus share rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares (or of the minimum and/or maximum limits of such ratio, when the ratio is variable), in proportion to the amount of the capital increase.

In the event that (i) the number of bonus share rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NNS) is lower than (ii) the number of outstanding shares (TNShrs), Banco Santander, or a company of its Group, will waive a number of bonus share rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The bonus share rights will be allotted to the shareholders of Banco Santander who have acquired their respective shares and appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (Iberclear) on the corresponding date in accordance with the applicable rules for clearing and settlement of securities. During the bonus share rights trading period, a sufficient number of bonus share rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The bonus share rights may be traded on the market for the period determined by the board of directors, or by the executive committee by delegation therefrom, subject to a minimum term of fifteen calendar days.

4.-     Irrevocable commitment to acquire bonus share rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable commitment to purchase the bonus share rights at the price specified below. The purchase commitment will not cover the bonus share rights purchased or otherwise acquired on the market. The purchase commitment will be in force and may be accepted by such shareholders during the term, within the bonus share rights trading period, which is determined by the board of directors, or by the executive committee by delegation therefrom. To this end, it is resolved to authorise the Bank, or the corresponding company of its Group, to acquire such bonus share rights (as well as the shares corresponding to those rights), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each bonus share right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth:

Purchase Price = ListPri / (Num. rights + 1)

5.-     Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for purposes of this capital increase is the balance sheet as of 31 December 2017, duly audited and approved by the shareholders at this ordinary general shareholders’ meeting.

As mentioned above, the capital increase will be charged in its entirety to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law. Upon implementation of the increase, the board of directors or, by delegation therefrom, the executive committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.-     Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (Iberclear) and its member entities.

7.-     Rights of the new shares

The new shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander as from the time at which the capital increase is declared to have been subscribed and paid up.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

8.-     Shares on deposit

Once the bonus share rights trading period has ended, the New Shares that it has not been possible to allot for reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective bonus share rights. Three years after the date of conclusion of the bonus share rights trading period, the shares that have still to be allotted may be sold as provided in section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from the sale will be deposited with Bank of Spain or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.-     Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Mercado Continuo), as well as to take the steps and actions that may be necessary and file the required documents with the competent authorities of the foreign Stock Exchanges on which Banco Santander shares are from time to time traded (currently, Lisbon, London, Milan, Warsaw, Buenos Aires, Mexico and New York through American Depositary Shares (ADSs), and São Paulo through Brazilian Depositary Receipts (BDRs)), for the New Shares issued under this capital increase to be admitted to listing, expressly stating Banco Santander’s submission to such rules as may now be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of the restated text of the Securities Market Law and its implementing provisions in force at any time.

10.-     Implementation of the capital increase

Within one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to carry out the capital increase and to set the conditions therefor as to all matters not provided for in this resolution. However, if the board of directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary general meeting held thereafter. In particular, in deciding to implement the increase, the board of directors, or the executive committee by delegation therefrom, will analyse and take into account market conditions, among other issues, and in the case that such conditions or other elements mean it is not advisable in the view of the board to implement the increase, it may decide not to do so, reporting such decision to the shareholders at the general meeting on the aforementioned terms. The capital increase to which this resolution refers shall be null and void if the board of directors, or the executive committee by delegation therefrom, does not exercise the powers delegated thereto within the one-year period set by the shareholders at the meeting for implementation of the resolution.

Upon completion of the bonus share rights trading period:

(a)

The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of bonus share rights in the proportion resulting from section 3 above.

(b)

The board of directors, or the executive committee by delegation therefrom, will declare the bonus share rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the bonus share rights trading period, the board of directors, or the executive committee by delegation therefrom, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

11.-	Delegation for purposes of implementation

Pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors:

1.-

To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution, the record date and time for the allotment of the bonus share rights, and the duration of the bonus share rights trading period.

2.-

To determine the exact amount of the capital increase, the number of New Shares and the bonus share rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the bonus share rights acquired by the Bank or by the corresponding company of its Group under the purchase commitment.

6.-

To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-

To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions”.

The board of directors is also authorised to delegate (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

In consideration of the foregoing, the shareholders are requested to approve the proposal submitted by the board of directors.

Item NINE.- To approve, pursuant to the provisions of section 529 novodecies of the Spanish Capital Corporations Law (Ley de Sociedades de Capital), the director remuneration policy of Banco Santander, S.A. for financial years 2018, 2019 and 2020, the text of which has been made available to the shareholders within the framework of the call to the general meeting and which, regarding the variable components of the remuneration of executive directors for 2018 and to the extent that they make up a remuneration system that includes the delivery of shares of the Bank or of rights thereto, is also submitted at the meeting under Item Twelve A.

Item TEN.- To approve, for purposes of the provisions of section 2 of article 58 of the Bylaws, the fixed annual amount of remuneration of the directors acting as such at 6,000,000 euros, an amount that shall be applicable to remuneration corresponding to financial year 2018 and that shall remain effective until the shareholders acting at a general shareholders’ meeting resolve to amend it, the board of directors being able to reduce it on the terms established in the aforementioned provision of the Bylaws.

Item ELEVEN.- To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration of the executive directors and of certain employees belonging to categories with professional activities that have a material impact on the risk profile of the Group upon the terms set forth below:

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(i)

Number of affected persons: certain members of the Identified Staff (920 at 31 December 2017, as itemised in the Exhibit to the detailed recommendation prepared by the board of directors), and up to 100 additional beneficiaries, up to a total maximum of 1,020 people.

The beneficiaries of this resolution include the executive directors of Banco Santander and other employees of Banco Santander or other companies of the Group belonging to the “Identified Staff” or “Material Risk Takers”, i.e. to categories with professional activities that have a significant impact on the risk profile of the Bank or of the Group, including senior executives, risk-taking employees or employees engaged in control functions, as well as other workers whose total remuneration places them within the same remuneration bracket as that of the preceding categories. However, it is noted that the categories of personnel who engage in control duties are generally excluded from the scope of this resolution. The members of the Identified Staff have been identified pursuant to the standards established in Commission Delegated Regulation (EU) No 604/2014, of 4 March 2014, supplementing Directive 2013/36/EU of the European Parliament and of the Council with regard to regulatory technical standards with respect to qualitative and appropriate quantitative criteria to identify the categories of staff whose professional activities have a material impact on an institution’s risk profile and those of the policy for determining the Group’s Identified Staff.

(ii)	Authorisation.

Without prejudice to the general provisions set forth in item Thirteen or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the content hereof and that of the agreements and other documents to be used or adapted for such purpose. Specifically, and merely by way of example, the board of directors shall have the following powers:

(a)

To determine any modifications that should be made in the group of Identified Staff members that benefit from the resolution, within the maximum limit established by the shareholders at the general meeting, as well as the composition and amount of the fixed and variable components of the total remuneration of said persons.

(b)	To approve the basic contents of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(c)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with the European Central Bank, the Bank of Spain or any other public or private entity.

(d)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(e)

To interpret the foregoing resolutions, with powers to adapt them to the circumstances that may arise at any time without affecting their basic content, including any regulations or provisions or supervisory body recommendations that may prevent their implementation upon the terms approved or that require the adjustment thereof.

(f)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors is authorised to delegate (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

The Company shall communicate the approval of this agreement to all Group companies engaging executives or employees belonging to the Identified Staff and who are beneficiaries of this resolution, without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the remuneration policy with respect to those executives and employees and, if applicable, to adjust such policy to regulations or to the requirements of competent authorities in the respective jurisdiction, as well as to comply with the obligations that bind them for such purpose.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Item TWELVE.-

Twelve A.-

Deferred Multiyear Objectives Variable Remuneration Plan

To approve the implementation of the third cycle of the Deferred Multiyear Objectives Variable Remuneration Plan, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or rights thereon, which has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The third cycle of the Deferred Multiyear Objectives Variable Remuneration Plan will be implemented in connection with the variable remuneration or award (hereinafter, “Award A”) for financial year 2018 that is approved by the board of directors or the appropriate body in each case, for executive directors of Banco Santander, senior management, country heads, other key executives from the main countries in which the Group operates and, in general, the Faro executives of the Group, all of them belonging to the “Identified Staff” or “Material Risk Takers” (that is, to categories of staff whose professional activities have a material impact on the risk profile of the institution or its Group in accordance with section 32.1 of Law 10/2014 of 26 June on organisation, supervision and solvency of credit institutions, and the regulations in implementation thereof).

The number of beneficiaries of Award A is expected to be 300 persons, though this resolution does not affect those persons whose Award A is not paid, either in whole or in part, in shares or similar instruments of Banco Santander, but rather in shares or similar instruments of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this resolution may change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Santander Group) or exclusions, without at any time changing the authorised maximum total number of shares to be delivered.

The purpose of this third cycle of the Deferred Multiyear Objectives Variable Remuneration Plan is (a) to defer a portion of Award A over a period of three to five years, depending on the beneficiary, subject to the non-occurrence of certain circumstances, (b) in turn, to link a portion of such amount to the performance of the Bank over a multiyear period, (c) for its payment, if applicable, in cash and in Santander shares, and (d) also paying the other portion of such variable remuneration in cash and in Santander shares at the outset, all in accordance with the rules set forth below.

II.	Operation

Award A of the beneficiaries for financial year 2018 will be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage”, to identify the portion for which payment is not deferred, and the “Deferred Percentage”, to identify the portion for which payment is deferred):

	Immediate Payment Percentage	Deferred Percentage (*)	Deferral Period (*)	Deferred Portion Subject to Objectives (*)
Executive directors and members of the Identified Staff whose total target(**) variable remuneration is ≥ €2.7 mill. (***)	40%	60%	5 years	Last 3 years (3/5 of Deferred Percentage)
Senior management, country heads of countries representing at least 1% of the Group’s financial capital and other Faro executives whose total target variable remuneration(**) is ≥ €1.7 mill. (< €2.7 mill.). (***)	50%	50%	5 years	Last 3 years (3/5 of Deferred Percentage)
Rest of Faro executives who are beneficiaries of Award A (***)	60%	40%	3 years	Last year (1/3 of Deferred Percentage)

(*)

In certain countries, the deferred percentage and the deferral period may be different to comply with applicable local regulations or with the requirements of the competent authority in each case. Likewise, the deferred portion subject to objectives may apply to years that are not the last years, but not before the third year.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(**)	Benchmark variable remuneration for standard compliance (100% of objectives).

(***)

The average closing exchange rates for the fifteen trading days prior to Friday, exclusive, for the week prior to the date on which the board of directors approved the variable remuneration of the executive directors of the Bank for financial year 2017 (30 January 2018), shall be used to assign a beneficiary to the corresponding category for variable remuneration not denominated in euros.

Taking the foregoing into account, Award A for financial year 2018 will be paid as follows:

(i)

Each beneficiary will receive in 2019, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

(ii)

Payment of the Deferred Percentage of Award A applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 or 5 years (the “Deferral Period”) and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2020, 2021 and 2022 and, if applicable, 2023 and 2024 (the “Anniversaries”), provided that the conditions described below are met.

(i)	The deferred portion will be paid in thirds or fifths (each one, an “Annual Payment”), which will determine the maximum amount to be paid, if applicable, on each one of the Anniversaries.

(ii)

Each one of the payments that are applicable on the Anniversaries will be paid 50% in cash and the other 50% in Santander shares, after applying any withholding or interim payments applicable at any time.

(iii)

The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iv) above may not hedge them, either before or after their delivery, directly or indirectly. They may likewise not transfer them for one year as from each delivery of shares.

(iv)

On occasion of each payment of the deferred amount in cash, and subject to the same requirements, the beneficiary may be paid an amount in cash that offsets the effect of inflation on said deferred amount in cash. This provision is also applicable to the second cycle of the Deferred Multiyear Objectives Variable Remuneration Plan that was approved by the shareholders at the ordinary general meeting of 7 April 2017 under item Eleven A of the agenda.

In addition to continuity of the beneficiary within the Santander Group,1 the accrual of all Annual Payments is subject to none of the circumstances giving rise to the application of malus provisions as set out in the malus and clawback chapter of the Group’s remuneration policy having occurred during the period before each of the deliveries. Likewise, amounts of Award A already paid shall be subject to possible clawback by the Bank in the instances and for the period described in said policy, all upon the terms and conditions set forth therein.

1 When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred, as well as any amounts arising from the inflation adjustment of deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The application of malus and clawback provisions is activated in those events in which there is a deficient financial performance of the entity as a whole or of a specific division or area thereof or of exposures generated by the staff, and which must take into account at least the following factors:

(i)	Significant failures in risk management committed by the entity or by a business or risk control unit.

(ii)	An increase in the capital needs of the entity or a business unit that was not expected at the time the exposures were generated.

(iii)	Regulatory sanctions or court sentences for facts that might be attributable to the unit or to the staff responsible for them. Also a breach of the entity’s internal codes of conduct.

(iv)

Improper conduct, whether individual or collective. Negative effects from the sale of unsuitable products and the responsibilities of the persons or bodies making such decision shall be especially considered.

The individual policies of each country may also include any other standard required by legal provisions or by local regulators.

Additionally, the accrual of the third and, if applicable, fourth and fifth Annual Payments (these Annual Payments, together, the “Deferred Portion Subject to Objectives”) is subject to compliance with certain targets referring to the 2018-2020 period (the “Multiyear Objectives”) and to the metrics and compliance scales associated with such Multiyear Objectives, which are those set forth below:

(a)

Compliance with the consolidated earnings-per-share (“EPS”) growth target of Banco Santander for 2020 compared to 2017. The coefficient corresponding to this target (the “EPS Coefficient”) will be obtained from the following table:

2020 EPS growth (% over 2017)	EPS Coefficient

≥ 25%	1

≥ 0% but < 25%	0 – 1 (*)

< 0%	0

(*) Straight-line increase in EPS Coefficient based on the specific percentage of growth of 2020’s EPS with respect to 2017’s EPS within this bracket of the scale.

(b)	Relative performance of total shareholder return (“TSR”) of the Bank for the 2018-2020 period compared to the TSRs of a peer group of 17 credit institutions.

For these purposes:

–

“TSR” means the difference (expressed as a percentage) between the final value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, taking into account that for the calculation of such final value, dividends or other similar items (such as the Santander Dividendo Elección scrip dividend scheme) received by the shareholder due to such investment during the corresponding period of time will be considered as if they had been invested in more shares of the same class at the first date on which the dividend or similar item is owed to the shareholders and at the average weighted listing price on said date. To calculate TSR, the average weighted daily volume of the average weighted listing prices corresponding to the fifteen trading sessions prior to 1 January 2018 (excluded) (for the calculation of the initial value) and of the fifteen trading sessions prior to 1 January 2021 (excluded) (for the calculation of the final value) will be taken into account.

–

“Peer Group” means the group made up of the following 17 financial institutions: Itaú, JP Morgan, Bank of America, HSBC, BNP Paribas, Standard Chartered, Citi, Société Générale, ING, Barclays, Wells Fargo, BBVA, Lloyds, UBS, Intesa San Paolo, Deutsche Bank and Unicredit.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

For this TSR metric, the following achievement scale is established:

TSR position of Santander	“TSR Coefficient”

Exceeding percentile 66	1

Between percentiles 33 and 66 (both inclusive)	0-1(*)

Below percentile 33	0

(*) Proportional increase in TSR Coefficient according to the number of positions moved up in the ranking within this bracket of the scale.

(c)

Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target of the Santander Group for financial year 2020. The coefficient corresponding to this target (the “CET1 Coefficient”) will be obtained from the following table:

CET1 in 2020	CET1 Coefficient

≥ 11.30%	1

≥ 11% but < 11.30%	0.5 – 1 (*)

< 11%	0

(*) Straight-line increase in CET1 Coefficient based on 2020’s CET1 within this bracket of the scale.

In order to verify if this target has been met, any potential increase in CET1 deriving from share capital increases (other than those implemented under the Santander Dividendo Elección scrip dividend scheme) will be disregarded. Moreover, the CET1 ratio at 31 December 2020 may be adjusted in order to remove the effects of any regulatory change on the calculation rules thereof that may occur until such date.

To determine the amount of the Deferred Portion Subject to Objectives that, if applicable, must be paid to each beneficiary on the corresponding Anniversaries (each payment, a “Final Annual Payment”), and without prejudice to the adjustments that may result from application of the aforementioned malus policy:

Final Annual Payment = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)

where,

–	“Amt.” corresponds to the amount of Award A equivalent to an Annual Payment.

–	“A” is the EPS Coefficient according to the scale in paragraph (a) above based on EPS growth in 2020 compared to 2017.

–	“B” is the TSR Coefficient according to the scale in paragraph (b) above based on the relative performance of the TSR of the Bank for the 2018-2020 period with respect to the Peer Group.

–	“C” is the CET1 Coefficient resulting from compliance with the CET1 target for 2020 described in paragraph (c) above.

III.	Maximum Number of Shares to Be Delivered

The final number of shares delivered to each beneficiary, including both those for immediate payment and those for deferred payment, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors approves Award A for the executive directors of the Bank for financial year 2018 (hereinafter, the “2019 Listing Price”).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Taking into account that the board of directors has estimated that the maximum amount of Award A to be delivered in shares to the beneficiaries of the third cycle of the Deferred Multiyear Objectives Variable Remuneration Plan will come to 143 million euros (the “Maximum Amount of Award A Distributable in Shares” or “MAAADS”), the maximum number of shares of Santander that may be delivered to such beneficiaries under this plan (the “Limit of Award A in Shares” or “LAAS”) will be determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

LAAS =	MAAADS

2019 Listing Price

Included in the Maximum Amount of Award A Distributable in Shares is the estimated maximum amount of Award A to be delivered in shares to the executive directors of the Bank, which comes to 11.5 million euros (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”). The maximum number of Santander shares that may be delivered to the executive directors under this plan (the “Limit on Shares for Executive Directors” or “LSED”) will be determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

LSED =	MADSED

2019 Listing Price

IV.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

V.	Authorisation

Without prejudice to the general provisions set forth in item Thirteen or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve the basic contents of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)

To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be received by each of the beneficiaries of the plan to which this resolution refers, observing the established maximum limits.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(v)

To specify which executives or employees are beneficiaries of Award A and to determine the assignment of the beneficiaries of the plan to one category or another of those described in this resolution, without altering the maximum amount of Award A to be delivered in shares, except in the event that Faro executives or executives in a similar category initially ascribed to the remuneration plan to which item Twelve B refers are finally ascribed to this plan implementing Award A, in which case the board will be entitled to use for Award A the excess of the maximum amount set under item Twelve B (so that, altogether, the maximum amount set under items Twelve A and Twelve B is under no circumstances exceeded).

Additionally, the board will be entitled to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions and shareholder distributions for so long as the shares are not delivered to the beneficiaries; and, in the event that the maximum amount distributable in shares to be delivered is exceeded in relation to any of the three groups to which the plan is directed, to authorise the deferral and payment of the excess in cash.

(vi)

To approve, where applicable, the engagement of one or more internationally recognised third parties to verify the achievement of the Multiyear Objectives. In particular, and merely by way of example, it may ask such third parties: to obtain, from appropriate sources, the data upon which the calculations of TSR are to be based; to perform the calculations of the TSR of the Bank and the TSRs of the Peer Group’s entities; to compare the Bank’s TSR with the TSRs of the institutions within the Peer Group; to recalculate CET1 removing the effects of share capital increases and regulatory changes; and to provide advice on the decision as to how to act in the event of unexpected changes in the Peer Group that may require adjustments to the rules for comparison among them or on the amendment of the Peer Group in light of objective circumstances that justify such amendment (such as inorganic transactions or other extraordinary circumstances).

(vii)

To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including in particular adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares under the procedures that are established for the payment of taxes. In addition, the board may adapt the aforementioned plan (including the adjustment or removal of any metrics and scales of compliance for the Multiyear Objectives, the inclusion of additional targets for the delivery of any deferred amount of Award A or the increase of the Deferred Percentages or of the Deferral Period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(viii)

To adjust positively or negatively, following a proposal of the remuneration committee, the level of achievement of the Multiyear Objectives when inorganic transactions, material changes to the Group’s composition or size or other extraordinary circumstances have occurred which affect the suitability of the metric and achievement scale approved in each case and resulting in an impact not related to the performance of the executive directors and senior executives being evaluated.

(ix)

To develop and specify the conditions upon which the receipt by the beneficiaries of the corresponding shares or deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(x)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

Furthermore, and in relation to Resolution Thirteen A of those adopted by the shareholders at the ordinary general meeting of the Bank held on 18 March 2016 relating to the application of the first cycle of the Deferred Multiyear Objectives Variable Remuneration Plan, the board may establish the ability to adjust the payment of amounts in cash equal to dividends or interest on deferred amounts.

The board of directors is also authorised to delegate (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the variable remuneration policy, the plan and the cycles thereof with respect to their own executives and employees and, if applicable, to adjust them to regulations or to the requirements of competent authorities in the respective jurisdiction.

Twelve B.-

Deferred and Conditional Variable Remuneration Plan

To approve the implementation of the eighth cycle of the Deferred and Conditional Variable Remuneration Plan, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon, which has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The eighth cycle of the Deferred and Conditional Variable Remuneration Plan will be implemented with respect to the variable remuneration or award (hereinafter, “Award B”) to be approved by the board of directors, or by the appropriate body in each case, for financial year 2018 for categories of staff whose professional activities have a material impact on the risk profile of the institution or its Group (all of them together, the “Identified Staff” or “Material Risk Takers” and identified under section 32.1 of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, and the regulations in implementation thereof), or other persons included in this group under regulatory or corporate standards in a specific country, and who are not beneficiaries of the plan to which item Twelve A above refers.

The number of members of the Identified Staff who would be beneficiaries of this plan comes to approximately 1,150 persons, though this resolution does not affect those whose Award is not paid, either in whole or in part, in shares or similar instruments of Banco Santander, but rather in shares or similar instruments of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this resolution may change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Group) in or exclusions from the members of the Identified Staff that are beneficiaries of this plan, without at any time changing the authorised maximum total number of shares to be delivered.

The purpose of this eighth cycle of the Deferred and Conditional Variable Remuneration Plan is to defer a portion of Award B for a period of three years (or five years in the case of beneficiaries with incentive levels comparable to those of certain categories of Award A) for its payment, if applicable, in cash and in Santander shares (subject to the non-occurrence of certain circumstances), also paying the other portion of such variable remuneration in cash and in Santander shares at the outset, all in accordance with the rules set forth below.

II.	Operation

Award B of the beneficiaries for financial year 2018 will be paid according to the following percentages, depending on the time of payment and the remuneration level of the beneficiary (the “Immediate Payment Percentage”, to identify the portion for which payment is not deferred, and the “Deferred Percentage”, to identify the portion for which payment is deferred):

	Immediate Payment Percentage	Deferred Percentage (*)	Deferral Period (*)

Beneficiaries of Award B whose total target variable remuneration(**) is ≥ €2.7 mill. (***)	40%	60%	5 years

Beneficiaries of Award B whose total target variable remuneration(**) is ≥ €1.7 mill. (< €2.7 mill.). (***)	50%	50%	5 years

Other beneficiaries of Award B. (***)	60%	40%	3 years

(*)	In certain countries, the deferred percentage or the deferral period may be different to comply with applicable local regulations or with the requirements of the competent authority in each case.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(**)	Benchmark variable remuneration for standard compliance (100% of objectives).

(***)

The average closing exchange rates for the fifteen trading days prior to Friday, exclusive, for the week prior to the date on which the board of directors approved the variable remuneration of the executive directors of the Bank for financial year 2017 (30 January 2018), shall be used to assign a beneficiary to the corresponding category for variable remuneration not denominated in euros.

Taking into account the foregoing, the Award B for financial year 2018 will be paid as follows:

(i)

Each beneficiary will receive the Immediate Payment Percentage of Award B in 2019, in halves and net of taxes (or withholdings), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which said percentage of Award B is paid).

(ii)

Payment of the Deferred Percentage of Award B will be deferred over a period of 3 or 5 years (the “Deferral Period”) and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2020, 2021, 2022 and, if applicable, 2023 and 2024 (the “Anniversaries”), provided that the conditions described below are met.

(iii)	The deferred portion will be paid in thirds or fifths (each one, an “Annual Payment”), which will determine the maximum amount to be paid, if applicable, on each one of the Anniversaries.

(iv)

Each one of the payments that are applicable on the Anniversaries will be paid 50% in cash and the other 50% in Santander shares, after applying any withholding or interim payments applicable at any time.

(v)

The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iv) above may not hedge them, either before or after their delivery, directly or indirectly. They may likewise not transfer them for one year as from each delivery of shares.

(vi)

On occasion of each payment of the deferred amount in cash, and subject to the same requirements, the beneficiary may be paid an amount in cash that offsets the effect of inflation on said deferred amount in cash. This provision is also applicable to the seventh cycle of the Deferred and Conditional Variable Remuneration Plan that was approved by the shareholders at the ordinary general meeting of 7 April 2017 under item Eleven B of the agenda.

In addition to continuity of the beneficiary within the Santander Group,1 the accrual of all Annual Payments is subject to none of the circumstances giving rise to the application of malus provisions as set out in the malus and clawback chapter of the Group’s remuneration policy having occurred during the period before each of the deliveries. Likewise, amounts of Award B already paid shall be subject to possible clawback by the Bank in the instances and for the period described in said policy, all upon the terms and conditions set forth therein.

The application of malus and clawback provisions is activated in those events in which there is a deficient financial performance of the entity as a whole or of a specific division or area thereof or of exposures generated by the staff, and which must take into account at least the following factors:

(i)	Significant failures in risk management committed by the entity or by a business or risk control unit.

1 When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre- retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred, as well as any amounts arising from the inflation adjustment of deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(ii)	An increase in the capital needs of the entity or a business unit that was not expected at the time the exposures were generated.

(iii)	Regulatory sanctions or court sentences for facts that might be attributable to the unit or to the staff responsible for them. Also a breach of the entity’s internal codes of conduct.

(iv)

Improper conduct, whether individual or collective. Negative effects from the sale of unsuitable products and the responsibilities of the persons or bodies making such decision shall be especially considered.

The individual policies of each country may also include any other standard required by legal provisions or by local regulators.

If the foregoing requirements are met on each Anniversary, the beneficiaries shall receive the cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth Anniversary.

III.	Maximum Number of Shares to Be Delivered

The final number of shares delivered to each beneficiary, including both those for immediate payment and those for deferred payment, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors approves Award A for the executive directors of the Bank for financial year 2018 (hereinafter, the “2019 Listing Price”).

Taking into account that the board of directors has estimated that the maximum amount of Award B to be delivered in shares to the beneficiaries of the eighth cycle of the Deferred and Conditional Variable Remuneration Plan comes to 153 million euros (the “Maximum Amount of Award B Distributable in Shares” or “MAABDS”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of Award B in Shares” or “LABS”) will be determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

LABS =	MAABDS

2019 Listing Price

IV.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

V.	Authorisation

Without prejudice to the general provisions set forth in item Thirteen or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors shall have the following powers:

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(i)	To approve the basic contents of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)

To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be received by each of the beneficiaries of the plan to which this resolution refers, observing the established maximum limits.

(v)

Without altering the maximum amount of Award B to be delivered in shares, to specify which executives or employees are beneficiaries of the plan; to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions and shareholder distributions for so long as the shares are not delivered to the beneficiaries; and, in the event that the maximum amount distributable in shares to be delivered to the beneficiaries of the plan is exceeded, to authorise the deferral and payment of the excess in cash.

(vi)

To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including in particular adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares under the procedures that are established for the payment of taxes. In addition, the board may adapt the aforementioned plan (including the introduction of new conditions for the delivery of any deferred amount of Award B or the amendment of existing conditions and, if applicable, the increase of the deferred percentages or the deferral period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(vii)

To develop and specify the conditions upon which the receipt by the beneficiaries of the corresponding shares or deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(viii)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

Furthermore, and in relation to Resolution Thirteen B of those adopted by the shareholders at the ordinary general meeting of the Bank held on 18 March 2016 relating to the application of the sixth cycle of the Deferred and Conditional Variable Remuneration Plan, the board may establish the ability to adjust the payment of amounts in cash equal to dividends or interest on deferred amounts.

The board of directors is also authorised to delegate (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the variable remuneration policy, the plan and the cycles thereof with respect to their own executives and employees and, if applicable, to adjust them to regulations or to the requirements of competent authorities in the respective jurisdiction.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Twelve C.-

Application of Santander Group’s buy-out policy

To authorise, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the shares, the (immediate or deferred) delivery of shares of the Bank within the application of the Group’s buy-out policy which has been approved by the board of directors of the Bank, following a proposal of the remuneration committee.

Such buy-out policy is an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer from the Bank (or from other Santander Group’s companies), lose the right to receive certain variable remuneration from their previous company. Therefore, this policy, which takes into account regulations and recommendations that apply to the Bank, allows the maintenance of certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee assumes due to joining the Group, given that the conditions of the buy-out take into account the conditions applicable to the remunerations the loss of which is compensated.

The maximum number of shares that may be delivered under this resolution is a number such that, multiplying the number of shares delivered (or recognised) on each occasion by the average weighted daily volume of the averaged weighted listing prices for Santander shares corresponding to the fifteen trading sessions prior to the date on which they are delivered (or recognised), does not exceed the amount of 40 million euros.

The authorisation granted hereby may be used to undertake commitments to deliver shares in relation to the engagements that occur during financial year 2018 and until the following ordinary general meeting is held.

Twelve D.-

Plan for employees of Santander UK Group Holdings plc. and other companies of the Group in the United Kingdom by means of options on shares of the Bank linked to the contribution of periodic monetary amounts and to certain continuity requirements.

To approve, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the shares, the implementation of a voluntary savings plan (“sharesave scheme”) intended for the employees of Santander UK Group Holdings plc., of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom (in which the Group directly or indirectly holds at least 90% of the capital), including employees at United Kingdom branches of Banco Santander, S.A. or of companies within its Group (and in which the Group directly or indirectly holds at least 90% of the capital), which has been approved by the board of directors on the terms and conditions described below:

A plan in which between 5 and 500 pounds Sterling is deducted from the employee’s net pay every month, as chosen by the employee, who may, at the end of the chosen period (3 or 5 years), choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom), or exercising options on shares of Banco Santander, S.A. in an amount equal to the sum of such three amounts at a fixed price. In case of voluntary resignation, the employee will recover the amount contributed to that time, but will forfeit the right to exercise the options.

The exercise price in pounds Sterling will be the result of reducing by up to a maximum of 20% the average of the purchase and sale prices of Santander shares at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, such reduction will be applied to the average price weighted by average traded volumes on the Spanish Mercado Continuo for the 15 trading days prior to the reference date. This amount will be converted into pounds Sterling using, for each day of listing, the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference date will be set in the final approval of the plan by the British Tax Authority (“invitation date”) and will occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2018.

The employees must decide upon their participation in the plan within a period between 42 and 63 days following publication of the consolidated results of Banco Santander, S.A. for the first half of 2018.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The maximum monthly amount that each employee may assign to all voluntary savings plans subscribed by such employee (whether for the plan to which this resolution refers or for other past or future “sharesave schemes”) is 500 pounds Sterling.

The maximum number of shares of Banco Santander, S.A. to be delivered under this plan, approved for 2018, is 11,300,000, equal to 0.07% of the share capital as of the date of the call to meeting.

The plan is subject to the approval of the tax authorities of the United Kingdom. Each of the subgroups and companies covered by the plan will ultimately decide whether or not to implement this plan in connection with its employees.

Without prejudice to the generality of the provisions of Resolution Thirteen below, and without prejudice to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors is hereby authorised, as required, to the broadest extent permitted by law and with the express power of delegation to the executive committee, to carry out any acts that may be necessary or merely appropriate in order to implement the aforementioned plan, as well as to further develop and elaborate, to the extent required, on the rules set forth herein. All of the foregoing will also be deemed to be without prejudice to the acts that the decision-making bodies of Santander UK Group Holdings plc., of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom or having branches therein and referred to in the first paragraph above, have already performed or may hereafter perform in the exercise of their powers, within the framework defined by this resolution of the shareholders acting at the meeting, in order to implement the plan and to establish, develop and elaborate on the rules applicable thereto.

Item THIRTEEN.-

Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

A)        To authorise the board of directors to interpret, remedy, supplement, carry out and further develop the preceding resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the executive committee or to any director with delegated powers all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this Resolution Thirteen.

B)        To authorise Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr José Antonio Álvarez Álvarez, Mr Rodrigo Echenique Gordillo, Mr Jaime Pérez Renovales and Mr Óscar García Maceiras so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general shareholders’ meeting. In addition, the aforementioned persons are empowered, also on a several basis, to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.”

I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Remuneration Committee on the annual report on directors’ remuneration was submitted to the shareholders for an advisory vote at the General Meeting (Item Fourteen).

I FINALLY HEREBY CERTIFY that pursuant to the resolution of the Board of Directors to require the presence of a Notary, the aforementioned General Shareholders’ Meeting was attended by Mr Juan de Dios Valenzuela García, a member of the official association of Notaries of Cantabria, who drew up the minutes thereof. Such notary’s certificate is considered to be the minutes of the General Meeting.

And to leave record, I sign this certification with the approval of Mr Guillermo de la Dehesa Romero, Vice Chairman, in Santander on 23 March 2018.

Reviewed Vice Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: March 23, 2018	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer